January 29, 2025

A. Clay Holder
Chief Financial Officer
Mid-America Apartment Communities, Inc.
Mid-America Apartments, L.P.
6815 Poplar Avenue, Suite 500
Germantown, Tennessee, 38138

       Re: Mid-America Apartment Communities, Inc.
           Mid-America Apartments, L.P.
           Form 10-K for Fiscal Year Ended December 31 2023
           File Nos. 001-12762 and 333-190028-01
Dear A. Clay Holder:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Robert DelPriore